UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-10312

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SYNOVUS FINANCIAL CORP. 2011 EMPLOYEE STOCK PURCHASE PLAN

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SYNOVUS FINANCIAL CORP.

1111 BAY AVENUE

SUITE 500

COLUMBUS, GEORGIA 31901

SYNOVUS FINANCIAL CORP.

2011 EMPLOYEE STOCK PURCHASE PLAN

Financial Statements

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Synovus Financial Corp.

     2011 Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Synovus Financial Corp. 2011 Employee Stock Purchase Plan (the Plan) as of December 31, 2012 and 2011 and the related statements of operations and changes in plan equity for the year ended December 31, 2012 and period from inception (July 1, 2011) to December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Synovus Financial Corp. 2011 Employee Stock Purchase Plan as of December 31, 2012 and 2011 and the results of its operations and changes in its plan equity for the year ended December 31, 2012 and period from inception (July 1, 2011) to December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

March 29, 2013

SYNOVUS FINANCIAL CORP.

2011 EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition

December 31, 2012 and 2011

Assets	2012	2011

Common stock of Synovus Financial Corp., at fair value – 12,885,117 shares (cost $23,887,826) in 2011	$—	18,168,014
Dividends receivable	—	111,851

	$—	18,279,865

Plan Equity

Plan equity (3,355 participants in 2011)	$—	18,279,865

See accompanying notes to financial statements.

2

SYNOVUS FINANCIAL CORP.

2011 EMPLOYEE STOCK PURCHASE PLAN

Statements of Operations and Changes in Plan Equity

Year ended December 31, 2012 and period from inception (July 1, 2011) to December 31, 2011

	2012	2011
Investment income (loss):
Dividend income	$124,571	204,609
Realized gain (loss) on withdrawals/distributions to participants (note 7)	1,827,013	(415,768)
Unrealized appreciation (depreciation) of common stock of Synovus Financial Corp. (note 6)	5,719,812	(5,719,812)

Total investment gain (loss)	7,671,396	(5,930,971)

Contributions (note 5):
Participants	6,784,599	3,678,343
Participating Employers	3,392,508	1,841,138

Total contributions	10,177,107	5,519,481

Withdrawals by participants – common stock of Synovus Financial Corp., at fair value (17,513,826 shares and 986,546 shares, respectively)	(36,128,368)	(1,535,090)

Rollover from predecessor plan, at fair value (note 1)	—	20,226,445

Net (decrease) increase in Plan equity	(18,279,865)	18,279,865

Plan equity at beginning of period	18,279,865	—

Plan equity at end of period	$—	18,279,865

See accompanying notes to financial statements.

3

SYNOVUS FINANCIAL CORP.

2011 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of the Plan

On February 16, 2011, the board of directors of Synovus Financial Corp. (Synovus) adopted the Synovus Financial Corp. 2011 Employee Stock Purchase Plan (the Plan). The Plan was approved by Synovus shareholders on April 27, 2011 and became effective as of July 1, 2011. On July 1, 2011, the plan assets of a predecessor plan, the Synovus Financial Corp. Employee Stock Purchase Plan, were rolled over into the Plan. The Plan is designed to enable participating Synovus and subsidiaries’ employees to purchase shares of Synovus common stock at prevailing market prices from contributions made by them and by Synovus and its subsidiaries and divisions (the Participating Employers).

Synovus serves as the Plan Administrator. As of May 2012 the Plan agent is Fidelity Stock Plan Services, LLC, hereafter referred to as “Agent.” Prior to May 2012 the Plan agent was BNY Mellon Shareholder Services.

All employees who are regularly scheduled to work 20 hours per week or more are eligible to participate in the Plan on the first payroll date after completing 90 days of continuous employment.

Participants contribute to the Plan through payroll deductions as a percentage of eligible compensation. The amount of compensation that is eligible for the Plan contribution per employee is limited to the first $250,000. The maximum allowable contribution ranges from 3% to 7% of compensation based on years of service. The minimum allowable contribution is 1% of compensation. Matching contributions to the Plan are to be made by the Participating Employers in an amount equal to 0% to 50% of each participant’s contribution, with the applicable percentage match to be set from time to time by Synovus’ board of directors. The match was 50% at December 31, 2012. Effective January 1, 2013 the Board has approved a change to reduce the matching contribution to 15%. At any time, Synovus may change the matching contribution without an amendment to the Plan.

The Plan provides, among other things, that all expenses of administering the Plan shall be paid by Synovus. Brokers’ fees, commissions, and other transaction costs incurred in connection with the purchase in the open market of Synovus common stock under the Plan are included in the cost of such stock to each participant.

The Plan Agent purchases Synovus common stock on behalf of each participant with the participant contributions and company contributions. From Plan inception through May 2012, Synovus common stock purchased through the Plan was held in the Plan for each participant. Effective May 2012, as a result of a change in Agent, shares of Synovus common stock purchased on behalf of Plan participants are immediately distributed to each participant’s personal brokerage account; dividends are no longer paid to participants through the Plan but are paid within their brokerage account. Participants may choose dividends paid, or reinvested to purchase additional shares. Accordingly, subsequent to May 2012, there is a zero balance for Plan equity.

Within their personal brokerage account, the Plan provides that all shares must be held for a minimum period of six months, during which the shares cannot be sold, transferred, assigned, pledged, or otherwise disposed of. Subsequent to the six month holding period, the Plan provides that each participant may withdraw at any time all or some of his or her account balance. The participant may elect to receive the proceeds in the form of shares of common stock of Synovus or in a lump-sum cash distribution.

4	(Continued)

SYNOVUS FINANCIAL CORP.

2011 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The Plan provides that upon termination of employment, the six month hold no longer applies. Participation in the Plan shall automatically terminate upon termination of a participant’s employment whether by death, retirement, or otherwise.

Synovus reserves the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any participant’s right to the benefit of contributions made by him or her, or his or her Participating Employer prior to the date of such amendment or termination.

Synovus reserves the right to suspend Participating Employer contributions to the Plan at any time.

(2)	Summary of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The investment in Synovus common stock is stated at fair value, which is based on the closing price at year-end obtained by using market quotations on the New York Stock Exchange, the principal public exchange market for which such securities are traded. The December 31, 2012 and 2011 fair value was $2.45 and $1.41 per share, respectively.

The Plan’s investment in the common stock of Synovus is exposed to market and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.

The realized gain or loss on distributions to participants is determined by computing the difference between the average cost per share and the fair value per share at the date of the distribution to the participants, less transaction costs.

Purchases and sales of Synovus common stock are reflected on a trade-date basis. Dividend income is accrued on the record date.

Contributions by participants and Participating Employers are accounted for on the accrual basis. Withdrawals are accounted for upon distribution.

(3)	Fair Value Measurements

The Plan determines the fair value of its assets consistent with the provisions of the accounting standard for fair value measurements and disclosures. The accounting standard provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under the accounting standard are described below:

Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

5	(Continued)

SYNOVUS FINANCIAL CORP.

2011 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Level 2 – inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 – inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s investment in Synovus common stock is considered a Level 1 input under the fair value hierarchy.

Management of the Plan also believes that the carrying amount of the receivables is a reasonable approximation of fair value due to their short-term nature.

(4)	Tax Status of the Plan

The Plan is not qualified under Section 401(a) or 501(a) of the Internal Revenue Code of 1986, as amended. The Plan does not provide for income taxes because any income is taxable to the participants. Participants in the Plan must treat as compensation income their pro rata share of contributions made to the Plan by their Participating Employer. Cash dividends paid on Synovus common stock purchased under the Plan will be taxable to the participants on a pro rata basis for Federal and state income tax purposes during the year any such dividend is received by the participant or the Plan. Upon disposition of the Synovus common stock purchased under the Plan, participants must treat any gain or loss as long-term or short-term capital gain or loss depending upon when such disposition occurs.

6	(Continued)

SYNOVUS FINANCIAL CORP.

2011 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(5)	Contributions

Contributions by Participating Employers and by participants as of December 31, 2012 and 2011 are as follows:

	2012
		Participating
Participating Employers	Participants	Employers

Synovus Financial Corp.	$2,451,416	1,225,630
Synovus Securities, Inc.	152,142	76,080
Synovus Title II, LLC	1,476	738
GLOBALT, INC.	98,671	49,335
The Coastal Bank of Georgia	68,180	34,115
Synovus Trust Company, N.A.	281,385	140,693
The Bank of Nashville	53,497	26,837
Synovus Bank of Jacksonville	15,982	7,991
Columbus Bank and Trust Company	458,949	229,547
Georgia Bank and Trust	83,970	41,985
Trust One Bank	33,670	16,835
CB&T of Middle Georgia	37,098	18,549
Bank of North Georgia	476,823	238,412
Sea Island Bank	154,664	77,332
First Bank of Jasper	99,700	49,872
First Coast Community Bank	42,302	21,151
Synovus Bank	159,638	79,819
Coastal Bank and Trust of Florida	171,336	85,703
AFB&T	303,151	151,575
Bank of Coweta	50,306	25,154
Commercial Bank & Trust Company	26,795	13,397
Synovus Mortgage Corp.	293,667	146,836
First Commercial Bank (Birmingham)	236,787	118,394
First Commercial Bank (Huntsville)	101,205	50,602
CB&T of East Alabama	38,765	19,382
Community Bank & Trust S.E. Alabama	40,460	20,254
Sterling Bank	50,652	25,326
Citizens First Bank	59,388	29,694
Commercial Bank	35,500	17,758
SB&T	94,324	47,162
NBSC	420,941	210,472
Cohutta Banking Company	71,037	35,518
First Community Bank	22,844	11,422
The Bank of Tuscaloosa	29,689	14,844
Tallahassee State Bank	36,949	18,474
First State Bank and Trust Company	31,240	15,620

Total contributions	$6,784,599	3,392,508

7	(Continued)

SYNOVUS FINANCIAL CORP.

2011 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	2011
		Participating
Participating Employers	Participants	Employers

Synovus Financial Corp.	$1,216,690	608,287
Synovus Securities, Inc.	66,909	33,454
Synovus Title II, LLC	1,727	862
GLOBALT, INC.	46,525	23,262
The Coastal Bank of Georgia	40,955	20,478
Synovus Trust Company, N.A.	153,935	76,967
The Bank of Nashville	38,432	19,216
Synovus Bank of Jacksonville	7,970	3,985
Columbus Bank and Trust Company	245,214	122,643
Georgia Bank and Trust	48,352	24,176
Trust One Bank	15,833	7,916
CB&T of Middle Georgia	23,131	11,566
Bank of North Georgia	276,745	138,373
Sea Island Bank	79,133	39,567
First Bank of Jasper	65,172	32,586
First Coast Community Bank	24,105	12,053
Synovus Bank	97,281	48,641
Coastal Bank and Trust of Florida	93,825	46,912
AFB&T	169,503	84,752
Bank of Coweta	35,979	17,990
Commercial Bank & Trust Company	16,815	8,407
Synovus Mortgage Corp.	152,944	76,472
First Commercial Bank (Birmingham)	148,040	76,002
First Commercial Bank (Huntsville)	54,799	27,406
CB&T of East Alabama	24,129	12,064
Community Bank & Trust S.E. Alabama	28,094	14,047
Sterling Bank	31,080	15,540
Citizens First Bank	41,695	20,848
Commercial Bank	22,805	11,403
SB&T	62,927	31,463
NBSC	237,357	118,680
Cohutta Banking Company	38,141	19,070
First Community Bank	13,852	6,926
The Bank of Tuscaloosa	16,655	8,327
Tallahassee State Bank	21,726	10,863
First State Bank and Trust Company	19,868	9,934

Total contributions	$3,678,343	1,841,138

8	(Continued)

SYNOVUS FINANCIAL CORP.

2011 EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(6)	Unrealized Appreciation (Depreciation) in Common Stock of Synovus Financial Corp.

Changes in unrealized appreciation (depreciation) in Synovus common stock are as follows:

	2012	2011
Unrealized depreciation at beginning of period	$(5,719,812)	—
Unrealized depreciation at end of period	—	(5,719,812)

Total unrealized appreciation (depreciation)	$5,719,812	(5,719,812)

(7)	Realized Gain (Loss) on Withdrawal/Distributions to Participants

The gain (loss) realized on withdrawal/distributions to participants is summarized as follows:

	2012	2011
Fair value at dates of distribution or redemption of shares of Synovus common stock	$36,128,368	1,535,090
Less cost (computed on an average cost basis) of shares of Synovus common stock distributed or redeemed	34,301,355	1,950,858

Total realized gain (loss)	$1,827,013	(415,768)

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Synovus Financial Corp., as administrator of the Synovus Financial Corp. 2011 Employee Stock Purchase Plan, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNOVUS FINANCIAL CORP. 2011 EMPLOYEE STOCK PURCHASE PLAN BY: SYNOVUS FINANCIAL CORP., AS PLAN ADMINISTRATOR
March 29, 2013	By:	/s/ Samuel F. Hatcher
Samuel F. Hatcher
Executive Vice President, General Counsel and Secretary